GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 132
Toronto, Ontario
M5H 1B6
[redacted]

File No. 82-4991

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES CLOSES 2 PRIVATE PLACEMENTS

August 24, 2006

The Company is pleased to announce that it has closed two private placements.

The Company has issued 800,000 common shares (PP August 14, 2006), at a price of $0.125 per share, with warrants to purchase up to a further 800,000 shares at a price of $0.20 per share for one year, subject to a hold period expiring on December 23, 2006.

The Company has issued 821,429 common shares (PP August 17, 2006), at a price of $0.14 per share, with warrants to purchase up to a further 821,429 shares at a price of $0.20 per share for one year, subject to a hold period expiring December 23, 2006.

In conjunction with these placements, the Company has issued 162,143 common shares with warrants attached to purchase up to a further 162,143 common shares, at a price of $0.20 per share, for a one year period for finder's fees on the placements. The shares are subject to a hold period expiring December 23, 2006.

The aggregate proceeds of $215,000.00 will be used for working capital and to further exploration on the Company's gold project in southeastern Quebec. The Company has 33,701,019 common shares issued and outstanding.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.